Advant-e Corporation

2680 Indian Ripple Road

Dayton, OH 45440

October 7, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re: Advant-e Corporation

Ladies and Gentlemen:

Advant-e Corporation and its wholly-owned subsidiary, Edict Systems, Inc. hereby submits this letter to notify the Securities and Exchange Commission of an inadvertent EDGAR filing submission error. On September 21, 2005, Advant-e Corporation and its wholly-owned subsidiary, Edict Systems, Inc. filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (file number 333-110851) on form type S-3/A (accession number 0001193125-05-189037). Advant-e Corporation and its wholly-owned subsidiary, Edict Systems, Inc. hereby withdraws the Form S-3/A. Advant-e Corporation and its wholly-owned subsidiary, Edict Systems, Inc. refiled Post-Effective Amendment No. 1 to Form S-3 under form type POS AM on October 7, 2005.

Thank you for your assistance with this matter. Please feel free to contact me at (937) 429-4288 if you have any questions relating to this matter.

Sincerely,

/S/ JASON K. WADZINSKI
Jason K. Wadzinski Chief Executive Officer